Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

AGNICO EAGLE ANNOUNCES DISPOSITION OF ITS INTEREST IN
ORLA MINING LTD.

Toronto (September 9, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) announced today that it sold 38,002,589 common shares (“Common Shares”) of Orla Mining Ltd. (“Orla”) in a sale to buyers in Canada, the United States and elsewhere through the facilities of the Toronto Stock Exchange at a price of C$14.75 per Common Share for total consideration of C$560,538,188 (the “Disposition”).

“Our investment in Orla has been mutually beneficial for both companies. With Orla’s success in evolving into an established intermediate producer and in the context of the current gold market, we believe it is the right time to monetize our investment. This demonstrates our commitment to disciplined capital allocation and allows us to redeploy capital to our strategic priorities,” said Ammar Al-Joundi, Agnico Eagle’s President and Chief Executive Officer. “We would like to thank Orla’s management team and board of directors and congratulate them on their success in creating significant value for shareholders.”

Immediately prior to the Disposition, Agnico Eagle had beneficial ownership of, or control or direction over, 38,002,589 Common Shares, representing approximately 11.3% of the issued and outstanding Common Shares on a non-diluted basis. After giving effect to the Disposition, Agnico Eagle does not have beneficial ownership of, or control or direction over, any Common Shares.

Agnico Eagle focuses on its high-quality internal growth projects and complements its pipeline of projects with a strategy of acquiring strategic toehold positions in prospective opportunities with high geological potential. Recognizing the strength of Orla’s team and the potential of its advanced exploration asset, the Company invested at an early stage and has been a supportive shareholder since Orla was established in 2017. Since then, Orla has transformed from a developer into an established mid-tier producer, led by an accomplished management team and is well-positioned to broaden its shareholder base.

Agnico Eagle reviews its toe-hold investments against its strategic priorities on a periodic basis and may, from time to time, divest certain holdings. Agnico Eagle completed the Disposition in order to monetize its investment in Orla and does not currently have any intention to acquire Common Shares or other securities of Orla.

“Since our modest beginnings in 2017 as a junior exploration company, Orla has been fortunate to count cornerstone shareholders like Agnico Eagle among our strongest supporters. Thanks, in no small part, to Agnico Eagle’s technical expertise and financial backing, we have now grown into a mid-tier gold producer. This mutually beneficial next step allows Orla to broaden our investor base and enhance long-term liquidity. On behalf of all Orla stakeholders, we extend our sincere thanks to the team at Agnico Eagle for their support and contribution to our success,” said Jason Simpson, Orla Mining’s President and Chief Operating Officer.

An early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Agnico Eagle Mines Limited

c/o Investor Relations

145 King Street East, Suite 400

Toronto, Ontario M5C 2Y7

Telephone: 416-947-1212

Email: investor.relations@agnicoeagle.com

Agnico Eagle is a senior gold mining company organized under the laws of the Province of Ontario and its head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Orla’s head office is located at 1010-1075 W. Georgia St., Vancouver, British Columbia V6E 3C9.

About Agnico Eagle

Canadian-based and led, Agnico Eagle is Canada's largest mining company and the second largest gold producer in the world. It produces precious metals from operations in Canada, Australia, Finland and Mexico and has a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading sustainability practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at September 9, 2025. Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as “may”, “will” or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to Agnico Eagle’s acquisition or disposition of securities of Orla in the future.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

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